Exhibit 3.1

STATE OF DELAWARE

SECOND CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF AGEX THERAPEUTICS, INC.

AgeX Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of AgeX Therapeutics, Inc. resolutions were duly adopted setting forth a proposed second amendment of the Certificate of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that subject to approval by the stockholders, Article 4 of the Certificate of the Incorporation of the corporation is amended to read as follows:

“Article 4

Capital Stock

4.1 Authorized Stock.

The corporation is authorized to issue two classes of stock, which shall be designated “Common Stock” and “Preferred Stock.” The number of shares of Common Stock which the corporation is authorized to issue is two hundred million (200,000,000), with a par value of $0.0001 per share. The number of shares of Preferred Stock which the corporation is authorized to issue is five million (5,000,000), with a par value of $0.0001 per share. The Preferred Stock may be issued in one or more series as the board of directors of the corporation may by resolution or resolutions designate. The board of directors of the corporation is authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions and the number of shares of any series of Preferred Stock and to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon the Preferred Stock as a class, or upon any wholly unissued series of Preferred Stock. The board of directors may, by resolution, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series.

4.2 Reverse Stock Split.

Upon the effectiveness of the Second Certificate of Amendment of the Certificate of Incorporation (the “Effective Time”), each 35.17 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the corporation or the respective holder thereof, be reclassified and combined into one validly issued, fully paid and nonassessable share of outstanding Common Stock without increasing or decreasing the par value of each share of Common Stock, subject to the treatment of fractional share interests as described below (such reclassification and combination of shares, the “Reverse Stock Split”). Any fractional shares of Common Stock resulting from the Reverse Stock Split and held by a single holder of record shall be aggregated. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, after aggregating all fractional shares of Common Stock that such person would otherwise be entitled, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported on the NYSE American, on the last trading day prior to the Effective Time (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Board of Directors), as adjusted in good faith by the corporation to account for the reverse stock split ratio. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the corporation or its transfer agent. Each certificate or book entry position that, immediately prior to the Effective Time, represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been reclassified and combined, subject to the treatment of fractional interests set forth above.”

SECOND: This Second Certificate of Amendment of the Certificate of Incorporation shall be effective as of 10:00 a.m. Eastern Time on March 14, 2024.

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 14th day of March, 2024.

By:	/s/ Joanne M. Hackett
Joanne M. Hackett
Interim Chief Executive Officer